================================================================================

                           UNITED STATES UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   -----------
                                    FORM 11-K
                                   -----------


              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                       METALS USA, INC. UNION 401 (K) PLAN
                            (FULL TITLE OF THE PLAN)

                                METALS USA, INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)

                         COMMISSION FILE NUMBER 1-13123

                     DELAWARE                          76-0533626
          (State or other jurisdiction              (I.R.S. Employer
        of incorporation or organization)         Identification Number)

           THREE RIVERWAY, SUITE 600
                HOUSTON, TEXAS                            77056
    (Address of Principal Executive Offices)            (Zip Code)

       Registrant's telephone number, including area code: (713) 965-0990

================================================================================

METALS USA, INC. UNION 401(k) PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002, AND INDEPENDENT AUDITORS' REPORT

METALS USA, INC.
UNION 401(k)PLAN

INDEX

                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

  Statements of Net Assets Available for Benefits                            2

  Statements of Changes in Net Assets Available for Benefits                 3

  Notes to Financial Statements                                              4

SUPPLEMENTAL SCHEDULE* -

  Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
  December 31, 2002                                                         9-10

OTHER

  Signatures                                                                 11

  Index to Exhibits                                                          12


* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
   Metals USA, Inc. 401(k) Union Plan
Houston, Texas

We have audited the financial statements of Metals USA, Inc. 401(k) Union Plan (the "Plan") as of December 31, 2002 and 2001, and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
Houston, Texas
June 27, 2003

METALS USA, INC.
UNION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2002 AND 2001

                                                              2002           2001
ASSETS:
  Investments, at fair value                             $  1,244,548   $  1,687,573
  Receivables:
    Employer contributions                                      2,228          1,463
    Employee contributions                                      5,965         13,703
    Participant notes                                          80,941        102,459
                                                         ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                        $  1,333,682   $  1,805,198
                                                         ============   ============

The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
UNION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                              2002           2001
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss):
    Interest                                             $     41,666   $     55,257
    Dividends                                                                    303
    Net depreciation in fair value of investments            (161,518)      (162,169)
                                                         ------------   ------------

          Total investment loss                              (119,852)      (106,609)
                                                         ------------   ------------

  Contributions:
    Employer                                                   30,729         46,966
    Employee                                                  147,682        225,207
                                                         ------------   ------------

          Total contributions                                 178,411        272,173
                                                         ------------   ------------

          Total additions                                      58,559        165,564

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit payments                                            484,872        203,078
  Administrative expense                                        2,715          1,508
  Participant notes receivable terminated due to
    withdrawal of participant                                  34,190         13,535
  Transfer to affiliated plan                                   8,298         55,473
                                                         ------------   ------------

          Total deductions                                    530,075        273,594
                                                         ------------   ------------

NET DECREASE                                                 (471,516)      (108,030)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR        1,805,198      1,913,228
                                                         ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR           $  1,333,682   $  1,805,198
                                                         ============   ============

The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
UNION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.   DESCRIPTION OF PLAN

     The following description of the Metals USA, Inc. Union 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan established effective October 1, 1998, which was amended and restated in its entirety and was effective as of January 1, 2000. Union employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS - Participants may contribute an amount equal to not less than 1% nor more than 15% of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 18 pooled separate accounts and Company stock as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     The Company may make matching contributions to participant's accounts as determined by the terms of collective bargaining agreements. The Company may also make discretionary nonelective and profit- sharing contributions. Matching company contributions, if any, are recorded monthly. Discretionary nonelective and profit-sharing contributions, if any, are recorded annually. For the year ended December 31, 2002 and 2001 discretionary nonelective and profit-sharing contributions were $2,228 and $14,562, respectively.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING - Participants are immediately vested in their own voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. Unless otherwise designated by a collective bargaining agreement, a participant becomes 25% vested after one years of service, 50% vested after two years of service, 75% vested after three years of service and 100% vested after four years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100% vested.

     BENEFITS PAYMENT - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the plan agreement. Benefits claims are recorded as distributions when they have been approved for payment and paid by the Plan.

     PARTICIPANT NOTES RECEIVABLE - A participant may borrow up to a maximum of $50,000 or 50% of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate comparable with market rates for similar loans, as defined (5.25% to 10.50% and 6.00% to 10.50% for the years ended December 31, 2002 and 2001, respectively).

     ADMINISTRATIVE EXPENSES - The expenses of administration of the Plan, including the expenses of the administrator and fees of the trustee, shall be paid from the Plan, unless the Plan sponsor elects to make payment.

     BASIS OF PRESENTATION - The accompanying plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. On November 14, 2001, the Company and all of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") and began operating their business as debtors-in-possession pursuant to the Bankruptcy Code. On October 31, 2002, the Company's Reorganization Plan became effective, and the Successor Company emerged from bankruptcy court protection.

2.   SUMMARY OF ACCOUNTING POLICIES

     METHOD OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates.

     INVESTMENT VALUATION - Investments in the general account are nonfully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The Company Stock is valued at its quoted market price.

     The Plan assets include approximately 42,741 shares of the Company stock at December 31, 2002. Pursuant to the Company's Reorganization Plan, which became effective October 31, 2002, all holders of Metals USA common stock were entitled to receive warrants in exchange for their shares in an approximate ratio of 1 warrant for every 10 shares of stock. On April 30, 2003, the Company initiated the exchange of warrants for the stock. The Plan received approximately 4,300 warrants. The warrants were allocated to participants who may direct the usage of the warrants. Each warrant entitles to holder to purchase 1 share of the new Metals USA stock at a cost of $18.50/share through October 31, 2007. The warrants trade on the American Stock Exchange under the sticker symbol MLT.WS.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     RISK AND UNCERTAINTIES - The Plan provides for investments in various securities through the investment funds offered to participants, including but not limited to, foreign and domestic equity securities, bonds and obligations of the U.S. government, among others. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets are separately identified below.

                                                             DECEMBER 31,
                                                     ---------------------------
                                                          2002           2001
       CIGNA Guaranteed Income Fund                  $    753,305   $    944,419
       CIGNA Fidelity Advisor Equity Growth Fund          103,800        181,491
       CIGNA S&P 500 Index Fund                            78,409        133,638
       CIGNA Lifetime40 Fund                               78,448        132,100

     INVESTMENT PERFORMANCE - During the years ended December 31, 2002 and 2001, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                 DECEMBER 31,
                                                         ---------------------------
                                                             2002           2001
       General Account -
         CIGNA Guaranteed Income Fund                    $     35,574   $     44,409
                                                         ------------   ------------

       Pooled Separate Accounts:
         CIGNA Charter Balanced Fund I                                        (7,032)
         CIGNA Fidelity Advisor Equity Growth Fund            (54,748)       (35,559)
         CIGNA Global Value/Morgan Stanley                     (1,783)        (1,210)
         CIGNA Growth & Income Fund/Multi-Manager             (17,075)       (11,842)
         CIGNA Janus Fund                                     (19,134)       (20,945)
         CIGNA Large Cap Value Fund/Levin & Co.                (7,406)           748
         CIGNA Lifetime20 Fund                                 (1,227)        (1,020)
         CIGNA Lifetime30 Fund                                 (3,820)        (2,372)
         CIGNA Lifetime40 Fund                                (12,130)            58
         CIGNA Lifetime50 Fund                                 (2,219)        (1,019)
         CIGNA Lifetime60 Fund                                                   (35)
         CIGNA Mid-size Blend Fund/Cadence                       (759)            (1)
         CIGNA Mid-size Growth Fund/Artisan                    (7,479)         1,949
         CIGNA Mid-size Value Fund/Wellington                  (1,023)            90
         CIGNA Neuberger Berman Partners Fund Trust
           Class                                                              (1,373)
         CIGNA S&P 500 Index Fund                             (25,471)       (29,361)
         CIGNA Small Cap Value Fund/Sterling                     (489)            23
         CIGNA Warburg Pincus Emerging Growth Fund
           (Advisor Shares)                                                  (10,456)
         CIGNA Small Cap Growth Fund/Timessquare*                (333)
         CIGNA AMER Cent Intl. Growth Account*                    (51)
                                                         ------------   ------------

       Total                                                 (155,147)      (119,357)
                                                         ------------   ------------

       Common Stock - Metals USA Stock                         (6,371)       (42,509)
       Participant Notes Receivable                             6,092         10,848
                                                         ------------   ------------

       Net decrease                                      $   (119,852)  $   (106,609)
                                                         ============   ============

       *Added to Plan in 2002

4.   INVESTMENT CONTRACT

     The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract which was 3.90% and 5.05% for the years ended December 31, 2002 and 2001, respectively, net of asset charges. CG Life prospectively guaranteed the interest rate credited for the CIGNA Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at fair value which principally, because of the periodic rate reset process, approximates contract value.

5.   RELATED-PARTY TRANSACTIONS

     Plan assets include investments in funds managed by CG Life. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Metals USA, Inc., the plan sponsor, who also qualifies as a party-in-interest.

6.   PLAN TERMINATION

     The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.   TAX STATUS

     The Plan is a tax-qualified retirement plan under the Internal Revenue Code (the "Code") Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k) ("CODA") and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan & Trust Agreements Volume Submitter Plan (the "Volume Submitter Plan"), a nonstandarized profit sharing plan with CODA. The Volume Submitter Plan obtained an opinion letter from the IRS dated November 20, 2000, which stated that the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering the adoption agreement of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been including in the Plan's financial statements.

8.   TRANSFER TO AFFILIATED PLAN

     During 2002 and 2001, certain employees and their participant balances were transferred from the Plan to the Metals USA, Inc. 401(k) Plan, an affiliated plan.

9.   FORFEITURES

     Forfeitures result from nonvested company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the plan agreement, forfeitures generated are added to the forfeiture reserve balance. There was no forfeiture reserve balance at December 31, 2002. Forfeitures of $619 were generated and utilized to reduce employer contributions in 2002. There were no forfeitures generated in 2001.

                                     ******

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2002

  (a)              (b)                                (c)                         (d)         (e)
                                                DESCRIPTION OF
                                             INVESTMENT, INCLUDING
           IDENTITY OF ISSUE,                 MATURITY DATE, RATE
           BORROWER, LESSOR OR             OF INTEREST, COLLATERAL,                         CURRENT
              SIMILAR PARTY                  PAR OR MATURITY VALUE               COST        VALUE
   *    Connecticut General Life
          Insurance Company           CIGNA Guaranteed Income Fund               N/A**    $   753,305

   *    Connecticut General Life      CIGNA Global Value Fund/Morgan
          Insurance Company             Stanley                                  N/A**          8,319

   *    Connecticut General Life      CIGNA Growth & Income Fund/
          Insurance Company             Multi-Manager                            N/A**         33,426

   *    Connecticut General Life
          Insurance Company           CIGNA S&P 500 Index Fund                   N/A**         78,409

   *    Connecticut General Life      CIGNA Fidelity Advisor Equity Growth
          Insurance Company             Fund                                     N/A**        103,800

   *    Connecticut General Life
          Insurance Company           CIGNA Janus Fund                           N/A**         53,283

   *    Connecticut General Life
          Insurance Company           CIGNA Lifetime20 Fund                      N/A**          8,514

   *    Connecticut General Life
          Insurance Company           CIGNA Lifetime30 Fund                      N/A**         33,056

   *    Connecticut General Life
          Insurance Company           CIGNA Lifetime40 Fund                      N/A**         78,448

   *    Connecticut General Life
          Insurance Company           CIGNA Lifetime50 Fund                      N/A**         28,818

   *    Connecticut General Life      CIGNA Large Cap Value Fund/
          Insurance Company             Levin & Co.                              N/A**         22,393

                                                                     (Continued)

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2002

 (a)               (b)                                (c)                         (d)          (e)
                                                DESCRIPTION OF
                                             INVESTMENT, INCLUDING
           IDENTITY OF ISSUE,                 MATURITY DATE, RATE
           BORROWER, LESSOR OR             OF INTEREST, COLLATERAL,                         CURRENT
              SIMILAR PARTY                  PAR OR MATURITY VALUE               COST        VALUE
  *     Connecticut General Life
          Insurance Company           CIGNA Mid-size Value Fund/Wellington       N/A**    $     7,403

  *     Connecticut General Life
          Insurance Company           CIGNA Mid-size Blend Fund/Cadence          N/A**          3,308

  *     Connecticut General Life
          Insurance Company           CIGNA Mid-size Growth Fund/Artisan         N/A**         26,257

  *     Connecticut General Life
          Insurance Company           CIGNA Small Cap Value Fund/Sterling        N/A**          2,773

  *     Connecticut General Life      CIGNA Small Cap Growth Fund/
          Insurance Company             Timessquare                              N/A**          1,960

  *     Connecticut General Life      CIGNA American Century International
          Insurance Company             Growth Fund                              N/A**            221

  *     National Financial
          Services Corporation        Metal USA, Inc. Common Stock               N/A**            855
                                                                                          -----------

                                      Total Investments                                     1,224,548

  *     Plan Participants             Participant Note Receivable
                                        bearing interest at 6% to 10.5%          N/A**         80,941
                                                                                          -----------

                                                                                          $ 1,305,489
                                                                                          ===========

 * Indicates an identified person known to be a party-in-interest to the Plan. ** Cost information has been omitted for participant directed investments.

                                                                     (Concluded)

                                   SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS USA, INC.

METALS USA, INC. UNION 401(k) PLAN


July 1, 2003                      By:   /S/ TERRY L. FREEMAN
                                      ---------------------------
                                        Terry L. Freeman
                                        Senior Vice President and
                                        Chief Financial Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION

    4 Plan Agreement for the Metals USA, Inc. Union 401(k) Plan as restated January 1, 2000 incorporated by reference to Exhibit 4 to the Metals USA, Inc. Union 401(k) Plan Period Report on Form 11-K (File No. 1-13123), filed with the Commission on November 19, 2002.

 99.1      Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
           2002.